August 11, 2008



Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

RE: SEC letter dated July 11, 2008 regarding the Form 10-K for the Fiscal Year Ended December 31, 2007 filed March 28, 2008 and the Form 10-Q for the Three Months Ended March 31, 2008 filed May 9, 2008 by Conseco, Inc. (File No. 001-31792)

Dear Mr. Rosenberg:

The following information is provided in response to the comments in your letter dated July 11, 2008:

Form 10-Q - March 31, 2008
--------------------------

Part 1 - Financial Information
------------------------------

Item 1. Financial Statements
----------------------------

Notes to Consolidated Financial Statements
------------------------------------------

Fair Value Measurements, page 35
--------------------------------

     1. Staff comment: "You disclosed the following concerning your over $20 billion in fixed maturity securities and separate account assets: "The vast majority of our fixed maturity securities and separate account assets use Level 2 inputs for the determination of fair value. These fair values are obtained primarily from independent pricing services, which

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
August 11, 2008
Page 2

          use Level 2 inputs for the determination of fair value." It appears to be the case from the disclosure that the pricing services determine fair value rather than management:

               o If this is not the case, please revise your disclosure to clarify.

               o In either case, please describe the techniques and disclose the assumptions used to determine fair value.

          Further, while you are not required to indicate or infer that the independent pricing services determine fair value, when you do, you must also disclose their names. If you include their names in or incorporate them by reference into a 1933 Securities Act filing, you will also need to include their consents."

          Response: Please refer to Exhibit 1-1, attached, for representative revisions to our disclosures. We will present a similar disclosure in our future filings, commencing with our Form 10-Q for the quarterly period ended June 30, 2008.

Item 2.  Management's Discussion and Analysis of Financial Condition and Results
--------------------------------------------------------------------------------
of Operations.
--------------

Investments, page 69
--------------------

     2. Staff comment: "Please revise your management's discussion and analysis to disclose the following regarding the significant unrealized losses on your actively managed fixed maturity investments as of March 31, 2008:

               o The amount of unrealized loss and investment fair value by investment category and for any material individual asset-backed securities,

               o The unrealized loss by credit rating and by investment category."

          Response: Please refer to Exhibits 2-1 and 2-2, attached, for representative revisions to our disclosures. We will present similar disclosures in our future filings, commencing with our Form 10-Q for the quarterly period ended June 30, 2008.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
August 11, 2008
Page 3

In connection with responding to your comments, the Company provides specific acknowledgment of the following:

               o The Company is responsible for the adequacy and accuracy of the disclosures in our filings;

               o Staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

               o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please call me at (317) 817-6144.

Very truly yours,

/s/ John R. Kline
-----------------
John R. Kline
Senior Vice President and
   Chief Accounting Officer

                                   Exhibit 1-1

                      Representative Disclosure Related to
                         Determination of Fair Value of
                            Fixed Maturity Securities

                      Representative Disclosure Related to
                         Determination of Fair Value of
                            Fixed Maturity Securities



     Valuation Hierarchy

     SFAS 157 establishes a three-level hierarchy for valuing assets or liabilities at fair value based on whether inputs are observable or unobservable.

     o Level 1 - includes assets and liabilities valued using inputs that are quoted prices in active markets for identical assets or liabilities. Our Level 1 assets include exchange traded securities and U.S. Treasury securities.

     o Level 2 - includes assets and liabilities valued using inputs that are quoted prices for similar assets in an active market, quoted prices for identical or similar assets in a market that is not active, observable inputs, or observable inputs that can be corroborated by market data. Level 2 assets and liabilities include those financial instruments that are valued by independent pricing services using models or other valuation methodologies. These models are primarily industry-standard models that consider various inputs such as interest rate, credit spread, reported trades, broker/dealer quotes, issuer spreads and other inputs that are observable or derived from observable information in the marketplace or are supported by observable levels at which transactions are executed in the marketplace. Financial instruments in this category primarily include: certain public and private corporate fixed maturity securities; certain government or agency securities; certain mortgage and asset-backed securities; and non-exchange-traded derivatives such as call options to hedge liabilities related to our equity-indexed annuity products.

     o Level 3 - includes assets and liabilities valued using unobservable inputs that are used in model-based valuations that contain management assumptions. Level 3 assets and liabilities include those financial instruments whose fair value is estimated based on non-binding broker prices or internally developed models or methodologies utilizing significant inputs not based on, or corroborated by, readily available market information. Financial instruments in this category include certain corporate securities (primarily private placements), certain mortgage and asset-backed securities, and other less liquid securities. Additionally, the Company's liabilities for embedded derivatives (including embedded derivates related to our equity-indexed annuity products and to a modified coinsurance arrangement) are classified in Level 3 since their values include significant unobservable inputs including actuarial assumptions.

     At each reporting date, we classify assets and liabilities into the three input levels based on the lowest level of input that is significant to the measurement of fair value for each asset and liability reported at fair value. This classification is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction and overall market conditions. Our assessment of the significance of a particular input to the fair value measurement and the ultimate classification of each asset and liability requires judgment.

     The vast majority of our fixed maturity securities and separate account assets use Level 2 inputs for the determination of fair value. These fair values are obtained primarily from independent pricing services, which use Level 2 inputs for the determination of fair value. Third party pricing services normally derive the security prices through recently reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information. If there are no recently reported trades, the third party pricing services may use matrix or model processes to develop a security price where future cash flow expectations are developed and discounted at an estimated risk-adjusted market rate. As the Company is responsible for the determination of fair value, we perform monthly quantitative and qualitative analysis on the prices received from third parties to determine whether the prices are reasonable estimates of fair value. The Company's analysis includes: (i) a review of the methodology used by third party pricing services; (ii) a comparison of pricing services' valuation to other pricing services' valuations for the same security; (iii) a review of month to month price fluctuations; (iv) a review to ensure valuations are not unreasonably stale; and (v) back testing to compare actual purchase and sale transactions with valuations received from third parties.

     For securities that are not priced by pricing services and may not be reliably priced using pricing models, we obtain broker quotes. These broker quotes represent an exit price, but assumptions used to establish the fair value may not be observable and therefore represent Level 3 inputs.

     Certain of our investments do not have readily determinable market prices and/or observable inputs. For these securities, we use internally developed valuations. Key assumptions used to determine fair value for these securities may include risk-free rates, risk premiums, performance of underlying collateral and other factors involving significant assumptions which may not be reflective of an active market. For certain investments, we use a matrix or model process to develop a security price where future cash flow expectations are developed and discounted at an estimated market rate. The pricing matrix utilizes a spread level to determine the market price for a security. The credit spread generally incorporates the issuer's credit rating and other factors relating to the issuer's industry and the security's maturity. In some instances issuer-specific spread adjustments, which can be positive or negative, are made based upon internal analysis of security specifics such as liquidity, deal size, and time to maturity.

     The classification of fair value measurements for derivative instruments, including embedded derivatives requiring bifurcation, is determined based on the consideration of several inputs including closing exchange or over-the-counter market price quotations; time value and volatility factors underlying options; market interest rates; and non-performance risk. For certain embedded derivatives, we may use actuarial assumptions in the determination of fair value.

                                   Exhibit 2-1

                    Representative Disclosure Related to the
             Amount of Unrealized Loss and Investment Fair Value by
   Investment Category and For Any Material Individual Asset-Backed Securities

                    Representative Disclosure Related to the
             Amount of Unrealized Loss and Investment Fair Value by
   Investment Category and For Any Material Individual Asset-Backed Securities

     The following table summarizes the carrying values and gross unrealized losses of our actively managed fixed maturity securities by category as of March 31, 2008 (dollars in millions):

                                                                                                              Percent of
                                                                                                   Gross        gross
                                                                               Percent of       unrealized    unrealized
                                                           Carrying value   fixed maturities      losses        losses
                                                           --------------   ----------------      ------        ------
   Structured securities................................        $ 4,451.8          22.1%        $  (309.4)        26.1%
   Manufacturing........................................          3,807.7          18.9            (127.2)        10.7
   Utilities............................................          1,948.9           9.7             (74.2)         6.2
   Bank and finance.....................................          1,917.0           9.5            (192.5)        16.2
   Services.............................................          1,596.9           7.9            (118.9)        10.0
   Communications.......................................          1,080.2           5.4             (67.2)         5.7
   Agriculture, forestry and mining.....................            929.9           4.6             (22.8)         1.9
   Retail and wholesale.................................            804.5           4.0             (35.3)         3.0
   Transportation.......................................            738.0           3.7             (26.3)         2.2
   Holding and other investment offices.................            720.7           3.6             (71.3)         6.0
   States and political subdivisions....................            491.8           2.4              (9.1)          .8
   Asset-backed securities..............................            406.2           2.0             (77.5)         6.5
   U.S. Government......................................            248.2           1.2              (1.3)          .1
   Other................................................          1,017.5           5.0             (54.3)         4.6
                                                                ---------         -----         ---------        -----

      Total actively managed fixed maturities...........        $20,159.3         100.0%        $(1,187.3)       100.0%
                                                                =========         =====         =========        =====

     At March 31, 2008, we held no individual non-investment grade structured or asset-backed security that had an unrealized loss greater than $5.0 million.

                                   Exhibit 2-2

                      Representative Disclosure Related to
                      Unrealized Loss by Credit Rating and
                             by Investment Category

                      Representative Disclosure Related to
                      Unrealized Loss by Credit Rating and
                             by Investment Category


     The following table summarizes the gross unrealized losses of our actively managed fixed maturity securities by category and rating categories as of March 31, 2008 (dollars in millions):

                                                                                      Below
                                                    Investment grade             investment grade       Total gross
                                                  --------------------         --------------------     unrealized
                                                  AAA/AA/A         BBB         BB       B and below       losses
                                                  --------         ---         --       -----------       ------
Structured securities....................          $251.1       $ 50.2        $ 8.1        $ -            $  309.4
Manufacturing............................            31.6         60.6         16.8         18.2             127.2
Utilities................................            29.6         39.8          2.1          2.7              74.2
Bank and finance.........................           152.0         35.3          2.0          3.2             192.5
Services.................................            91.4         13.6          9.1          4.8             118.9
Communications...........................            10.4         32.9         15.1          8.8              67.2
Agriculture, forestry and mining.........             4.2         15.0          2.7           .9              22.8
Retail and wholesale.....................            10.0         10.3          7.2          7.8              35.3
Transportation...........................             6.3         16.7          1.1          2.2              26.3
Holding and other investment offices.....            14.4         50.1          4.0          2.8              71.3
States and political subdivisions........             7.7           .1          -            1.3               9.1
Asset-backed securities..................            62.8         14.7          -            -                77.5
U.S. Government..........................             1.3          -            -            -                 1.3
Other....................................             3.9         17.8         26.3          6.3              54.3
                                                   ------       ------        -----        -----          --------

      Total actively managed
         fixed maturities................          $676.7       $357.1        $94.5        $59.0          $1,187.3
                                                   ======       ======        =====        =====          ========